Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

July 29, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christopher Edwards

Dorrie Yale

Michael Fay

Jeanne Baker

Re:	resTORbio, Inc.

Registration Statement Form S-4

Filed June 23, 2020

File No. 333-239372

Ladies and Gentlemen:

On behalf of our client, resTORbio, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-4 (the “Form S-4”) contained in the Staff’s letter dated July 20, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Form S-4 and is submitting an Amendment No. 1 (the “Amended Form S-4”) together with this response letter. The Amended Form S-4 also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to Goodwin Procter LLP. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Form S-4 submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended Form S-4.

In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and the Amended Form S-4 (marked to show changes from the Preliminary Registration Statement).

Proxy Statement/Prospectus/Information Statement on Form S-4, filed June 23, 2020

Questions and Answers about the Merger

Q: How can resTORbio’s stockholders attend the special meeting?, page 7

1.

Please clarify whether stockholders who hold their shares in “street name” will be able to vote their shares during the meeting, and if yes, what additional steps, if any, they will need to take before the meeting in order to do so.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 7-8 of the Amended Form S-4 in response to the Staff’s comment.

Prospectus Summary, page 10

2.

Please expand the disclosure on page 10 to provide additional information regarding the development history of RTB101, including that you have stopped the development of RTB101 for clinically symptomatic respiratory illness and terminated the study of RTB101 in patients with Parkinson’s disease. Please clarify whether any clinical trials of RTB101 are currently being pursued other than for COVID-19. Please also disclose the number of patients that have been enrolled to date in the study related to COVID-19.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 10 of the Amended Form S-4 in response to the Staff’s comment.

3.

Please add a discussion regarding the Adicet loan agreement with Pacific Western Bank, including that the bank’s consent to the consummation of the merger is subject to conditions including resTORbio entering into a secured guaranty agreement granting Pacific Western Bank a security interest in substantially all of its assets other than its intellectual property and issuing a new warrant to Pacific Western Bank.

RESPONSE: The Company respectfully advises the Staff that it has added the disclosure on pages 19-20 of the Amended Form S-4 in response to the Staff’s comment.

Contingent Value Rights Agreement, page 18

4.

Please disclose the actions the combined company is required to take to commercialize RTB101 for a COVID-19 related indication, including that the combined company is only obligated to conduct further trials through September 30, 2021, and that only proceeds stemming from a potential commercial agreement entered into on or before such date would generate proceeds under the CVR agreement.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 18-19 and 34-35 of the Amended Form S-4 in response to the Staff’s comment.

Risk Factors

Raising funds through lending arrangements may restrict Adicet’s operations or produce other adverse results, page 120

5.	Please disclose the terms of the warrant to purchase Adicet capital stock granted to Pacific Western Bank and the terms of the resTORbio warrant to be issued pursuant to the merger agreement.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 121-22 of the Amended Form S-4 in response to the Staff’s comment.

Background of the Merger

Historical Background for resTORbio, page 160

6.

To the extent material, please identify the individuals who participated in the meetings and discussions described in this section. For instance, please identify the representative of OrbiMed and the Adicet director with whom Mr. Shor held discussions on December 31, 2019 and January 7, 2020, respectively, and which party initiated the contact.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 161-74 of the Amended Form S-4 in response to the Staff’s comment.

7.

Please revise to further expand on the January 7, 2020 discussion between Mr. Schor and the Adicet director, and any discussions regarding Adicet at the January 8 board meeting which led to the signing of the confidentiality agreement on January 10.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 161 of the Amended Form S-4 in response to the Staff’s comment.

8.

Please disclose the selection criteria used in late January and early February 2020 to develop the list of 52 potential merger candidates. Please also further expand the disclosure on page 161 to provide additional information regarding the Board’s selection of the five possible merger partners.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 163, 166 and 170 of the Amended Form S-4 in response to the Staff’s comment.

9.

Please disclose the assumed valuations indicated by Company B’s proposal on March 25, 2020 for resTORbio and Company B. Please provide similar disclosure regarding Company A’s proposal made on March 26, 2020.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 168 of the Amended Form S-4 in response to the Staff’s comment.

10.

With respect to the meeting held on March 31, 2020, please further expand on why the independent directors concluded that Adicet’s proposal represented the best alternative to further enhance stockholder value.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 170 of the Amended Form S-4 in response to the Staff’s comment.

11.

Please expand on your disclosure regarding the negotiations of the CVR agreement, including with respect to the timeline for the trial results, the budget for the trials, and its effect on the ownership split of the combined company.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 172-74 of the Amended Form S-4 in response to the Staff’s comment.

Opinion of the resTORbio Financial Advisor, page 185

12.

Please further clarify whether the “pre-clinical” companies used in JMP’s Selected Company Analysis, Selected Initial Public Offerings Analysis, and Precedent Transaction Analysis only had pre-clinical assets at the relevant time, and if not, please provide additional disclosure regarding the criteria used by JMP for its selection of the companies used.

RESPONSE: The Company respectfully advises the Staff that JMP believed at the time of its analysis that the “pre-clinical” companies used in the Selected Company Analysis, Selected Initial Public Offerings Analysis, and Precedent Transaction Analysis did not yet commence a Phase 1 clinical trial for their most relevant CAR-T assets.

13.	We note that JMP reviewed certain financial projections provided by resTORbio relating to resTORbio and Adicet in connection with rendering its opinion. Please revise to disclose such projections.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 181-185 and 187-88 of the Amended Form S-4 in response to the Staff’s comment.

Contingent Value Rights Agreement, page 232

14.

Please specify the events that must be accomplished and the deadlines by which they must be achieved in order for payments to be made pursuant to the CVR Agreement, and also identify the Finder. Revise the disclosure here and in the Summary section to quantify the budget for the

RTB101 COVID-19 studies under the CVR Agreement, and to disclose that the surviving company may terminate the agreement if the fees and expenses incurred in conducting the trials exceed such budget.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 34-35 and 232-33 of the Amended Form S-4 in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences of the Receipt of CVRs, page 233

15.

We note your disclosure of the potential alternative tax treatments for the receipt of CVRs. Please tell us your consideration as to whether the issuance and distribution of the CVRs as part of the consideration in the transaction involves material tax consequences that should be opined upon. To the extent you do not believe an opinion is required, please tell us why. If you do provide an opinion, please expand the disclosure under this caption to describe counsel’s opinion and the assumptions upon which the opinion is based, or, if counsel is unable to opine on this issue, please so state, and explain why it is not able to opine and the possible outcomes and risks to investors. See Staff Legal Bulletin No. 19.

RESPONSE: Under the Internal Revenue Code of 1986, as amended (the “Code”), and existing Internal Revenue Service rules and regulations, there is substantial uncertainty as to the U.S. federal income tax treatment of the issuance and distribution of the CVRs under the CVR agreement. In particular, there is no authority directly addressing whether the issuance of contingent value rights with characteristics similar to the CVRs should be treated as a distribution of property with respect to the corporation’s stock, a distribution of equity, a “debt instrument” or an “open transaction” for U.S. federal income tax purposes. Because of the lack of legal authority under the Code and the Internal Revenue Service rules and regulation, no opinion of counsel can be given on the tax treatment of the issuance of the CVRs. In response to the Staff’s comment, the Company has added additional disclosure on pages 35 and 235 of the Amended Form S-4 specifying that no opinion shall be given with respect to the tax consequences of the issuance of the CVRs. In addition, the Company has added additional disclosure on pages 34-35 and 235-36 of the Amended Form S-4 describing the possible tax treatments and related tax consequences of each such treatment to investors.

Matters Being Submitted to a Vote of resTORbio Stockholders, page 238

16.	You state on page 184 that each of Proposal No. 1 and Proposal No. 2 are conditioned upon each other. Please clarify this fact in this section.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 238 and 244 of the Amended Form S-4 in response to the Staff’s comment.

resTORbio Business

resTORbio’s Product Pipeline, page 254

17.	Please advise whether the combined company is anticipating to advance RTB101 for the treatment of Parkinson’s disease. If not, then please tell us why it is appropriate to highlight this program in the pipeline chart. To the extent it remains appropriate to retain RTB101 for the treatment of PD, please shorten the arrow as the footnote to the table states that resTORbio may need to file a new IND with the FDA before initiating Phase 2 trials. Please also shorten the arrow in your pipeline table for RTB101 in COVID-19 to reflect that you have only recently initiated Phase 2 for that indication.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 254 of the Amended Form S-4 in response to the Staff’s comment and removed the Parkinson’s disease RTB101 program from its pipeline chart because the Company is no longer pursuing this program.

Clinical Development of RTB101, page 258

18.	Please revise the charts at the bottom of page 243 so that they are legible.

RESPONSE: The Company respectfully advises the Staff that it has revised the charts on pages 260-61 of the Amended Form S-4 in response to the Staff’s comment.

Adicet Business

Pipeline, page 287

19.

Please explain why it is appropriate to include “ADI-00x” in the pipeline chart when it appears these product candidates have not yet been identified, or alternatively, remove these candidates from the chart.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that, while specific targets for the product candidates “ADI-00x” have not been identified by the Company in the Form S-4, this is primarily for strategic reasons and matters of business confidentiality. Because cell therapy is a highly competitive field, industry practice is to not disclose targets prior to nominating a product candidate within a certain time period from filing an IND, which the Company believes has not yet been met. As a result, the Company believes that disclosing targets for “ADI-00x” at this time would be detrimental to its competitive position. In response to the Staff’s comment, and in order to clarify the proposed timing of filing INDs for these product candidates, the Company has updated the chart on page 287 of the Amended Form S-4 to add a column titled “Anticipated Milestones” that specifies the proposed timing of the Company’s filing of INDs for “ADI-00x” for solid tumors and solid and hematological indications, respectively. As these INDs are not expected to be filed until 2022 and 2023, respectively, the Company’s view is that disclosure of targets at this time would be premature and potentially competitively harmful. However, because the Company has identified “ADI-00x” as product candidates in its pipeline, and has also identified proposed timelines for submission of INDs related to these product candidates, the Company believes inclusion in the pipeline table is appropriate and material to a full understanding of the Company’s development programs and potential near-term value. Finally, the Company believes that if the “ADI-00x” product candidates are not included in the pipeline table, investors may mistakenly believe that the Company is only advancing its “ADI-001” and “ADI-002” product candidates, which may obscure a material part of the Company’s overall story. For all of these reasons, the Company believes that inclusion of the “ADI-00x” product candidates is necessary to describe an important part of the Company’s development pipeline and is therefore appropriate to be included in the Amended Form S-4.

Preclinical data, page 297

20.

We note that the charts in Figure 7 on page 281 each reflect a different number of days post-treatment. Please explain whether the number of days shown correspond to the number of days observed in these preclinical experiments, and if they do not, please revise the charts accordingly or revise the disclosure to explain why the figures are appropriate.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 297-98 of the Amended Form S-4 to explain why the figures in the chart are appropriate. In addition, the Company respectfully advises the Staff that the animal studies described in the chart routinely ended when the growth of tumors in any of the animals in the no-treatment control group (tumor-only) exceeded a pre-specified limit; in subcutaneous tumor models this limit was generally tumor growth exceeding 4000mm3. This resulted in the individual studies having slightly different durations.

Strategic Agreements

License and Collaboration Agreement with Regeneron, page 311

21.

Please revise the first sentence on page 293 to refer to the range of royalties payable by Adicet so that it is within a ten-percent range. Please also revise the last sentence in the first paragraph on page 293 to specify the number of years from first commercial sale that royalties are payable. Please also similarly revise the disclosure for the TRDF Agreement to disclose the number of years Acidet is required to pay royalties thereunder.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 312-13, 351, 363-64 and F3-12 and F3-13 of the Amended Form S-4 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information , page 398

22.

Please explain why your pro forma financial information does not give effect to the proposed reserve stock split of resTORbio common stock. As you discuss elsewhere in the filing, we note that the 0.8995 exchange ratio that will be used to convert Adicet capital stock into the right to receive resTORbio common stock, is subject to adjustment to account for the effect of the reverse stock split. Please explain how the reverse stock split and potential change in the exchange ratio will impact the information you have presented in your pro forma financial information.

RESPONSE: The Company respectfully advises the Staff that it has revised the unaudited proforma condensed combined financial information on pages 407-11 of the Amended Form S-4 and the Comparative Historical and Unaudited pro forma share data on pages 25-26 of the Amended Form S-4 to give effect to the potential range of the proposed reverse stock split of Company common stock.

The Company stockholders will be asked to approve an amendment to the Company’s certificate of incorporation effecting the reverse stock split. Upon the effectiveness of the reverse stock split and prior to the completion of the merger, the outstanding shares of Company common stock will be combined into a lesser number of shares such that one share of Company common stock will be issued for a specified number of shares, which shall be equal to or greater than four (4) and equal to or less than twelve (12), with the exact number within the range to be mutually determined by the Company and Adicet prior to the effective time of such amendment and publicly announced by the Company. We have revised the pro forma per share data included in the sections referenced above to reflect the potential range of the reverse stock split and its impact on the pro forma per share data.

23.

With reference to the specific terms of the Singhal Transition Agreements disclosed on page 187, please address the need to reflect the impact of these agreements on your pro forma financial statements.

RESPONSE: The Company respectfully advises the Staff that the impact of the terms of for the transition agreement (the “Transition Agreement”) for Dr. Singhal, Adicet’s current President and Chief Executive Officer, was reflected in the unaudited proforma condensed combined financial information. The cash payments of approximately $0.9 million in obligations under the Transition Agreement which will be recorded by the combined company following the closing of the merger have been accrued in the unaudited pro forma condensed combined balance sheet (see Note 5 – Pro forma Adjustments B(2) on page 409 of the Amended Form S-4). Additionally, an adjustment to record post-combination stock expense of approximately $0.9 million for the modification of Dr. Singhal’s stock options to accelerate twelve months of vesting and extend the exercise period to twelve months post termination in connection with the Transition Agreement, has been reflected in the unaudited pro forma condensed combined balance sheet (see Note 5 – Pro Forma Adjustment G on page 409 of the Amended Form S-4). These amounts are excluded from the unaudited pro forma condensed combined statements of operations and comprehensive loss since they will not have a continuing impact on the combined company’s operations.

Comparison of Rights of Holders of resTORbio Stock and Adicet Stock, page 416

24.

We note your statement that the discussion is qualified in its entirety by reference to the DGCL and the various documents of resTORbio and Adicet that are referred to in the summaries. It is not appropriate to qualify your disclosure by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement. Please revise accordingly, and make corresponding revisions in the “Description of resTORbio’s Capital Stock,” where it is stated the discussion is qualified by reference to documents filed as exhibits to resTORbio’s Form 10-K.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 412 and 416 of the Amended Form S-4 in response to the Staff’s comment.

Exhibits

25.

We note your disclosure that following the merger, only two of your current directors will remain on the board. Please file all written consents for the other directors identified to be on the board of the surviving company. See Securities Act Rule 438.

RESPONSE: The Company respectfully advises the Staff that it has filed Exhibits 99.6, 99.7, 99.8, 99.9 and 99.10 with the Amended Form S-4 in response to the Staff’s comment.

General

26.

Please provide us with copies of the materials that your financial advisor prepared and shared with your board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board. We may have additional comments after we review those materials.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that counsel for JMP will furnish the Staff a copy of presentation materials provided to the Company’s board of directors, which are the only materials that the Company’s financial advisor prepared and shared with the Company’s board of directors. These presentations are being provided under separate cover requesting confidential treatment pursuant to the provisions of C.F.R. Section 200.83 and Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended. In accordance with such rule, the Company will request that those materials be returned promptly following completion of the Staff’s review thereof.

Sincerely,

/s/ Andrew H. Goodman
Andrew H. Goodman

cc:	Chen Schor, Chief Executive Officer, resTORbio, Inc.